Filed pursuant to Rule 424(b)(3)

Registration Number 333-267640

PROSPECTUS

HyreCar Inc.

5,789,716 Shares of Common Stock

This prospectus relates to the resale or other disposition from time to time of up to 5,789,716 shares of common stock, par value $0.00001, of HyreCar Inc. (“Common Stock”) issued in private placements to the selling stockholders named in this prospectus (together with their permitted transferees, the “selling stockholders”).

The shares of Common Stock being offered by the selling stockholders have been issued pursuant to that certain Common Stock Purchase Agreement, dated August 11, 2022 that we entered into with the selling stockholders (the “Pipe Agreement”).

We are not selling any Common Stock under this prospectus and will not receive any of the proceeds from the sale of the shares of Common Stock by the selling stockholders. We will pay all expenses associated with the sale of Common Stock pursuant to this prospectus.

The selling stockholders may sell or otherwise dispose of the Common Stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how the selling stockholders may sell or otherwise dispose of the Common Stock being registered pursuant to this prospectus.

Our Common Stock is quoted on the Nasdaq Capital Market under the symbol “HYRE”. On September 27, 2022, the last reported sale of our Common Stock on the Nasdaq Capital Market was $0.90 per share.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus before making a decision to purchase our Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 6, 2022.

ABOUT THIS PROSPECTUS

This prospectus forms a part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”). Under this process, the selling stockholders may from time to time, in one or more offerings, sell the Securities described in this prospectus.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the sections of this prospectus titled “Where You Can Find More Information.”

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in the Common Stock. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes, in each case included in this prospectus before making an investment decision.

In this prospectus, unless we indicate otherwise or the context requires, references to the “Company,” “HyreCar,” “we,” “our,” “ours,” and “us” refer to HyreCar Inc. The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this prospectus.

About HyreCar Inc.

Our founders identified the need for a car-sharing platform for individuals who wanted to drive for ride-sharing companies such as Uber Technologies Inc. (“Uber”) and Lyft, Inc. (“Lyft”), but whose automobiles could not meet the standards imposed by the ride-sharing companies. For example, Uber maintains strict guidelines regarding the types of cars a driver can use. Although guidelines relating to cars can differ by state, in general the use of two door coupes, motorcycles and cars that are 12 years or older are excluded. Our founders, before deciding to purchase qualifying sedans that met Uber’s strict guidelines, first inquired as to whether there were any rental options available from Uber that would allow them to drive for the ride-sharing platform. To their surprise, there were no rental options available, other than a shadow industry of individuals renting cars to one another.

HyreCar is a car-sharing marketplace that allows car owners (collectively, “Owners”) to rent their idle cars to ride-sharing service drivers (collectively, “Drivers”). By sourcing vehicles from individual Owners, part-time Drivers may more easily enter and exit the market and our business model allows us to satisfy fluctuating transportation demand in cities around the United States by matching Owners and Drivers. Our vehicle supply also includes commercial owners of vehicles including car dealerships and fleet owners to help increase activity levels.

Our business is based on a proprietary car-sharing marketplace developed to: (i) onboard Owners and Drivers, (ii) facilitate the matching of Owners and Drivers, and (iii) log rental activity for Owners and Drivers. All transactions related to the rental (including, but not limited to, background checks, rentals, deposits and insurance costs) are run securely through the HyreCar platform. Drivers and Owners access their rental or car dashboards through a unique login. Drivers can initiate, terminate or extend a rental through the platform while Owners can manage their car or fleet of cars through the platform.

We believe we have a competitive advantage with our commercial automobile insurance policy that covers both Owners and Drivers. The policy is specifically designed to cover the period of time in which a Driver is operating an Owner’s vehicle while not actively operating a vehicle on a ride-sharing platform, such as Uber or Lyft. During the periods when Drivers are actively operating on a ride-sharing platform, the insurance subordinates to the state mandated insurance provided by the third-party ride-sharing business. To our knowledge, we are the only provider of this car-matching service utilizing this unique insurance product.

Industry and Market Opportunities

Our company was founded to capitalize on a combination of two growth markets: ridesharing (an industry led by Uber and Lyft) and car-sharing (an industry led by companies such as Turo, Inc. and ZipCar, Inc.). Our customers are the Drivers that use our car-sharing platform to rent a car and then use that car to earn income driving for ride share companies (or otherwise utilize the vehicle for commercial purposes, such as food delivery). Finding enough cars and drivers to meet demand has historically been a problem for ride-sharing companies. Our target market also includes drivers who provide delivery services with companies like Instacart and Doordash.

The transportation industry represents a massive market. In the United States alone, consumer expenditures on transportation were approximately $1.2 trillion and $1.4 trillion in 2020 and 2019, respectively with 2021 estimates seeing an increase from 2020 pandemic low levels. Transportation was the second largest household expenditure after housing and was almost twice as large as healthcare and three times as large as entertainment. We believe we are still in the relatively early phases of potentially capturing part of the opportunity in the industry. In 2019, ridesharing accounted for just seven percent of total vehicle miles travelled in the United States and in a 2016 survey, 57% of U.S. respondents who used sharing services said that well-priced and convenient offerings could cause them to give up ownership altogether.

We have added over 70,000 Drivers over the past several years, matching them with Owner vehicles that have been used on rideshare and delivery platforms. During the years ended December 31, 2021 and 2020, we added approximately 22,000 and 14,000 new Drivers, respectively, into cars so that they could drive for ride-share and delivery companies. These numbers represent an approximate 57% growth rate in new drivers onto the HyreCar platform year over year.

Recent Developments

As described elsewhere in this prospectus, on September 7, 2022, we sold 5,789,716 shares of our Common Stock to the selling stockholders pursuant to the PIPE Agreement. The shares sold pursuant to the PIPE Agreement were sold at a purchase price of $0.8636, which was the average closing price of our Common Stock as reported on the Nasdaq Capital Market (“Nasdaq”) for the five trading days immediately prior to the signing of the PIPE Agreement, for total proceeds to us of approximately $5 million.

On August 15, 2022, we issued 539,633 shares of our Common Stock to Lincoln Park Capital Fund, LLC (“Lincoln Park”), upon our execution of that certain Purchase Agreement, dated August 15, 2022, that we entered into with Lincoln Park (the “Purchase Agreement”), as a fee for Lincoln Park’s commitment to purchase shares of our Common Stock under the Purchase Agreement (the “Commitment Shares”). Also on August 15, 2022, we entered into a registration rights agreement with Lincoln Park (the “Registration Rights Agreement”), pursuant to which we are obligated to file with the SEC a registration statement to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), the shares of Common Stock that have been or may be issued to Lincoln Park under the Purchase Agreement. Such registration statement was filed with the SEC on September 20, 2022 and declared effective on September 30, 2022.

On August 15, 2022, in relation to the Company’s “at-the-market” (“ATM”) offering program, the Company amended that certain Equity Distribution Agreement with Northland Securities, Inc. and filed Supplement No. 1 to the Prospectus Supplement dated November 9, 2021, reducing the aggregate shares to be sold under the ATM program from $50,000,000 to $7,900,000. As of September 13, 2022, the Company has sold 1,028,811 shares pursuant to the ATM program for total net proceeds of $1,326,996.49.

On August 15, 2022, the Company issued promissory notes to certain executive officers of the Company, in the aggregate principal amount of $500,000 (the “Promissory Notes”). The Promissory Notes will accrue interest at a rate of 7% per year on the outstanding principal amounts. Any unpaid principal amounts and accrued interest under the Promissory Notes will be payable in full one year from the date such amounts are loaned, which has yet to occur.

On September 2, 2022, we issued a Performance Guaranty in favor of the trustee under a Base Indenture between HyreDrive SPV (defined below) and Wilmington Trust, National Association, as trustee and securities intermediary (the “Base Indenture”), for the benefit of certain holders of asset-backed notes issued under the Base Indenture as supplemented by a Series 2022-1 Supplement to the Base Indenture (the “Indenture Supplement”), the administrative agent for such noteholders and certain of their affiliates (the “Performance Guaranty”). The Performance Guaranty was entered into by the Company in connection with the formation of HyreDrive, LLC (“HyreDrive”), which is a joint venture between the Company and AmeriDrive Holdings, Inc. (“AmeriDrive”) and established for the primary purpose of expanding the parties’ strategic relationship intended to create a larger national network of vehicle supply for the Company’s technology platform. HyreDrive has established a bankruptcy remote, wholly owned subsidiary of HyreDrive (the “HyreDrive SPV”) and a titling trust to facilitate the acquisition and financing of vehicles. The Company, solely in its capacity as a performance guarantor, is a party to the Indenture Supplement for the limited purpose of confirming certain representations, warranties and covenants set forth in the Indenture Supplement related to the issuance of asset-backed notes and the collateral securing the obligations under such notes. Pursuant to the Performance Guaranty, the Company will guaranty the performance by AmeriDrive and HyreDrive in certain of their capacities, however, the Performance Guaranty is not a guaranty by the Company of the asset-backed notes of the HyreDrive SPV or of any payment obligations of HyreDrive.

On September 2, 2022, in connection with the Indenture Supplement, we issued warrants to certain accredited investors, which may be exercised to purchase up to an aggregate of 3,221,630 shares of our Common Stock, at a per share exercise price equal to $1.02 (the “Warrants”). Each Warrant was immediately exercisable for 50% of the underlying shares of our Common Stock, and the remaining shares will vest according to certain vesting criteria. As further detailed under the section titled “Description of Securities,” we also filed the Certificate of Designations on such date to create the Series A Convertible Non-Voting Preferred Stock, which is to be issued solely in the event and to the extent that Warrant 1 exceeds the Share Cap (as such terms are defined under “Description of Securities”). A registration statement covering the resale of the Warrants and the shares of Common Stock issuable upon exercise of the Warrants was filed with the SEC on September 20, 2022 and declared effective on September 30, 2022.

Corporate Information

We were incorporated in the State of Delaware on November 24, 2014. Our principal executive offices and mailing address are 915 Wilshire Boulevard, Suite 1950, Los Angeles, California 90017. Our main telephone number is (888) 688-6769. Our corporate website address is: www.hyrecar.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus supplement or the accompanying prospectus and should not be relied upon with respect to this offering.

Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) ending December 31, 2023, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Smaller Reporting Company

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our Common Stock held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our Common Stock held by non-affiliates exceeds $700 million as of the prior June 30.

THE OFFERING

Shares of Common Stock offered by the selling stockholders	5,789,716

Shares of Common Stock outstanding before the offering	29,666,068, as of September 12, 2022 (which includes the 5,789,716 shares previously issued to the selling stockholders pursuant to the PIPE Agreement).

Use of proceeds	We will receive no proceeds from the sale of shares of Common Stock by the selling stockholders in this offering. See “Use of Proceeds.”

Nasdaq Capital Market Trading Symbol	“HYRE”

Risk factors

You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 6 of this prospectus before deciding whether or not to invest in our Common Stock.

The number of shares of Common Stock outstanding prior to this offering is based on 29,666,068 shares of Common Stock outstanding as of September 12, 2022, and excludes:

●	outstanding options exercisable to acquire an aggregate of 503,768 shares of our stock, exercisable at a weighted average exercise price of $0.83 per share;

●	1,456,307 outstanding restricted stock units that may be settled in our Common Stock;

●	outstanding warrants to purchase an aggregate of 3,398,117 shares of our Common Stock, all of which are exercisable at a weighted average exercise price of $1.08 per share;

●

82 shares of our Common Stock reserved for issuance under our 2018 Equity Incentive Plan, plus any future increases, including annual automatic evergreen increases, in the number of shares of Common Stock reserved for issuance; and

●

3,008,482 shares of our Common Stock reserved for issuance under our 2021 Equity Incentive Plan, plus any future increases, including annual automatic evergreen increases, in the number of shares of Common Stock reserved for issuance.

Unless otherwise indicated, this prospectus assumes no exercise of outstanding stock options or warrants and no settlement of outstanding restricted stock units.

RISK FACTORS

Investing in our securities involves a high degree of risk. Any of the risks and uncertainties set forth herein or therein could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the trading price or value of our securities. As a result, you could lose all or part of your investment. You should also consider the risks, uncertainties and assumptions discussed under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and any updates described in our Quarterly Reports on Form 10-Q, all of which are incorporated herein by reference, and may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future and any prospectus supplement or amendment we may file. The risks described in these documents are not the only ones we face. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. Please also read carefully the section below entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to This Offering

We have filed additional registration statements covering the resale of our shares by the holders thereof and any such sales could have a negative impact on the trading price our stock.

We have filed a separate registration statement registering the resale by Lincoln Park of Common Stock previously issued, or that may be issued from time-to-time, to Lincoln Park pursuant to the Purchase Agreement. We have also filed a separate registration statement registering the resale by certain securityholders of the Warrants and the Common Stock that will be issued upon the exercise of such Warrants. The Common Stock being registered for resale by Lincoln Park pursuant to such separate registration statement represents a significant proportion of the shares of Common Stock currently outstanding. Once such separate registration statements are effective, the stockholders selling pursuant to such separate registration statements will determine the timing, pricing and rate at which they sell such shares into the public market and such sales could have a significant negative impact on the trading price of our Common Stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements may be identified by such forward-looking terminology as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. Our forward-looking statements are based on a series of expectations, assumptions, estimates and projections about our company, are not guarantees of future results or performance and involve substantial risks and uncertainty. We may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements. Our business and our forward-looking statements involve substantial known and unknown risks and uncertainties, including the risks and uncertainties inherent in our statements regarding:

●	the impacts of COVID-19, or other future pandemics on our business, results of operations, financial position and cash flows;

●	our ability to effectively manage our growth and maintain and improve our corporate culture;

●

the potential benefits of and our ability to maintain, our relationships with ridesharing companies, and to establish or maintain future collaborations or strategic relationships, and from time to time to obtain additional funding;

●	our marketing capabilities and strategy;

●	our ability to maintain a cost-effective insurance program;

●	our industry being in the early stages of growth;

●	our history of operating losses, and the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	our investments in new and enhanced products and offerings, and the effect of these investments on our results of operations;

●	our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals;

●	our competitive position, and developments and projections relating to our competitors and our industry;

●	our ability to manage risks related to technology systems and security breaches;

●	the outcome of pending, threatened or future litigation;

●	our ability to comply with existing, modified, or new laws and regulations applying to our business; and

●	those factors discussed in “Part I, Item IA. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2021, which is incorporated herein by reference.

All of our forward-looking statements are as of the date of this prospectus only. In each case, actual results may differ materially from such forward-looking information. We can give no assurance that such expectations or forward-looking statements will prove to be correct. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section titled “Risk Factors” in our Annual Report on Form 10-K, and elsewhere in this prospectus. An occurrence of, or any material adverse change in, one or more of the risk factors or risks and uncertainties referred to in our Annual Report on Form 10-K for the year ended December 31, 2021 or this prospectus or included in our other public disclosures or our other periodic reports or other documents or filings filed with or furnished to the SEC could materially and adversely affect our business, prospects, financial condition and results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. Except as required by law, we do not undertake or plan to update or revise any such forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections or other circumstances affecting such forward-looking statements occurring after the date of this prospectus, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. Any public statements or disclosures by us following this prospectus that modify or impact any of the forward-looking statements contained in this prospectus will be deemed to modify or supersede such statements in this prospectus.

This prospectus may include market data and certain industry data and forecasts, which we may obtain from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications, articles and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. While we believe that such studies and publications are reliable, we have not independently verified market and industry data from third-party sources.

USE OF PROCEEDS

This prospectus relates to the Common Stock that may be offered and sold from time to time by the selling stockholders. We will receive no proceeds from the sale of the Common Stock by the selling stockholders in this offering.

We will bear the costs, fees and expenses incurred in effecting the registration of the Common Stock covered by this prospectus, including all registration and filing fees and fees and expenses of our counsel and our independent registered public accounting firm.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY

AND RELATED STOCKHOLDER MATTERS

Market Information

Our Common Stock is currently listed on the Nasdaq Capital Market under the symbol “HYRE.” As of September 27, 2022, the closing price of our Common Stock as reported on the Nasdaq Capital Market was $0.90.

Holders

As of September 27, 2022, there were 13 holders of record of our Common Stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have never declared or paid any cash dividends. We currently expect to retain all future earnings, if any, for use in the operation and expansion of our business, and therefore do not anticipate paying any cash dividends in the foreseeable future.

MANAGEMENT

Executive Officers and Board of Directors

The following table sets forth the names, ages and positions of our current executive officers and directors:

Name	Age	Position
Joseph Furnari	41	Chief Executive Officer and Director
Brian Allan	60	President
Eduardo Iniguez	36	Interim Chief Financial Officer
Michael Furnari	37	Chief Business Development Officer
Greg Tatem	58	Chief Technology Officer
Grace Mellis	50	Chairman of the Board of Directors
Brooke Skinner Ricketts	41	Director
Michael Root	61	Director
Jayaprakash Vijayan	49	Director

Board of Directors

Class I Director

Michael Root — Director

Since September 2019, Mr. Root has served as a Partner and Chief Technology Officer of Playa Vista Equity LLC, a commercial real estate development and asset management firm that specializes in structuring and managing institutional-quality, high-return, risk-adjusted equity investments. Since 2019, Mr. Root has also served as Partner and Chief Technology Officer of EB-5 Equity Development Partners, a commercial real estate development and asset management firm that specializes in high-return, risk-adjusted equity investments. From October 2016 to June 2017, Mr. Root was the Chief Technology Officer of Dog Vacay, a dog boarding service that was later acquired by A Place for Rover, Inc (“Rover”). From November 2008 to March 2015, Mr. Root was the Technology Director for Riot Games Inc., a video game company. Mr. Root received a B.S. in nuclear engineering from the University of Wisconsin — Madison in 1994. We believe Mr. Root is qualified to serve on our Board due to his business and technology experience.

Class II Directors

Joseph Furnari — Director, Chief Executive Officer

Joseph Furnari has served as our Chief Executive Officer since January 2017. From May 2016 until his appointment as Chief Executive Officer, Mr. Furnari served as our Chief Financial Officer. Prior to joining HyreCar, from May 2014 to April 2016, Mr. Furnari served as Vice President of Portfolio Management at The Palisades Group, LLC, where he managed a portfolio of single family residential whole loan pools. From October 2009 to April 2014, he served as Assistant Vice President of Securitized Products Valuation at Morgan Stanley. From April 2006 to October 2009, Mr. Furnari served as a Senior Analytics Analyst at JP Morgan Chase & Co. Mr. Furnari holds a BBA in Finance from the Lubin School of Business at Pace University. We believe Mr. Furnari is qualified to serve as a member of our Board due to his extensive experience in the financial services industry.

Jayaprakash “Jay” Vijayan — Director

Jayaprakash “Jay” Vijayan has served as a member of our Board since April 2019. Mr. Vijayan is currently the Founder and Chief Executive Officer of Tekion Corp. (2016 to present), an innovative startup technology company serving the automotive retail industry. He served at Tesla, Inc. as its Chief Information Officer (NASDAQ: TSLA), from 2012 to 2016 and was responsible for the company’s information systems, including applications, infrastructure, network, operations, and corporate and product security. Prior to Tesla, from 2007 to 2012, Mr. Vijayan led the IT Business Applications organization for VMware, Inc. (NYSE: VMW) and led product development teams for Oracle (NYSE: ORCL). Since June 2018, Mr. Vijayan has served on the Board of NIC Inc., a digital government software and service provider for federal, state, and local governments in the United States (NASDAQ: EGOV). Mr. Vijayan holds a BS and MS in Geology from the University of Madras in Chennai, Tamil Nadu, India. We believe Mr. Vijayan is qualified to serve on our Board because of his extensive industry and public company board member experience.

Class III Directors

Grace Mellis — Chairman of the Board of Directors

Grace Mellis has an extensive financial services and management background and has served as a member of our Board since January 2018. Grace is the founder and director of IGA Capital since August 2016, which provides finance and management advisory services. From November 2013 to July 2016, Ms. Mellis served in various roles at Greendot Corporation including SVP Corporate Finance and Business Intelligence and Chief Financial Officer. Prior to that, Ms. Mellis was a Managing Director at JP Morgan where from November 2004 to November 2013 she served in a number of roles, including Chief Financial Officer in their Corporate and Investment Bank covering Investor Services and Treasury and Securities Services Businesses and Head of International Strategy and Business Development. Ms. Mellis holds both a Bachelor’s degree and Masters of Business Administration from Harvard University. We believe Ms. Mellis is qualified to serve on our Board due to her extensive background in finance and business management.

Brooke Skinner Ricketts — Director

Brooke Skinner Ricketts has served as a member of our Board since July 2018. Ms. Skinner Ricketts brings nearly two decades of relevant marketing and automotive industry expertise to HyreCar, and currently serves as Chief Experience Officer, leading marketing, product, and design for Cars.com, where she has been an executive leader since 2016. Prior to Cars.com, Ms. Skinner Ricketts served as vice president of brand and design of Avant, an online fintech platform that provides credit alternatives consumers from 2016 to 2017. Before Avant, Ms. Skinner Ricketts was head of brand strategy at Twitter, responsible for revenue-driving creative ideas for Fortune 200 clients. Prior to that, Ms. Skinner Ricketts worked at leading advertising agency Foote Cone & Belding before becoming the head of Brand Strategy at Digitas in Chicago and San Francisco. Ms. Skinner Ricketts has a BA from Bard College. We believe Ms. Skinner Ricketts is qualified to serve on our Board because of her extensive industry and business experience.

Executive Officers

Brian Allan — President

Brian Allan, age 59, was appointed as our President effective March 1, 2021, and prior to that served as the Company’s Senior Vice-President of Strategic Partnerships since 2018. In that role Mr. Allan’s duties included leading the Company’s dealer and strategic partnership initiatives. Prior to joining the Company in 2018, Mr. Allan served as the Group General Manager at Galpin Motors, a privately held automotive dealer. Mr. Allan began working at Galpin Motors in 1985 in various roles and was promoted to Group General Manager in 1995. Mr. Allan has also served on several original equipment manufacturer dealer councils and advisory boards for automotive and technology firms.

Eduardo Iniguez — Interim Chief Financial Officer

Eduardo Iniguez has served as our interim Chief Financial Officer since September 2022. Mr. Iniguez currently serves as the Head of Finance of the Company. Before joining the Company, Mr. Iniguez was the Vice President of Corporate Finance at AllClear Aerospace & Defense from September 2018 to May 2022, which was the largest privately-held aerospace distribution company in the world. In that role, Mr. Iniguez served as the Chief Financial Officer for one of the company’s joint ventures while overseeing the company’s finance and accounting functions. He brings over 14 years of experience in operational finance, treasury, budgeting, net working capital management, and public accounting. Through years of managing complex M&A deals and direct responsibility for 11 P&Ls, he brings a disciplined approach to financial analysis and management, including a solid track record of managing cash burn and improving EBITDA performance. Mr. Iniguez earned his Master of Business Administration in Finance degree and Bachelor of Science degrees in Business Administration and Accounting from the University of Southern California.

Michael Furnari — Chief Business Development Officer

Michael Furnari has served as our Director of Sales since May 2016 and as our Chief Business Development Officer since October 2017. From August 2016 until June 2018, Mr. Furnari served as our Secretary. From August 2016 until January 2017 and again from April 2017 until January 10, 2018, Mr. Furnari served as member of our Board. Prior to joining HyreCar, from June 2013 to May 2016, Mr. Furnari served as Sales Manager at Hyatt Residence Group (HRG) Carmel Highlands, the highest volume property in the group’s portfolio. From December 2010 to June 2013, Mr. Furnari served as Facilities Manager at Target Corporation. Mr. Furnari holds a BA in Economics from the University of California, Santa Cruz and an MBA from California State University, Monterey Bay.

Greg Tatem — Chief Technology Officer

Greg Tatem, age 58, was appointed as our Chief Technology Officer effective May 23, 2022. From December 2013 until joining the Company, Mr. Tatem served as the Chief Technology Officer of wine.com, an online retailer of wines. Prior to his tenure at wine.com, from October 2013 through December 2013, Mr. Tatem served as the Director of e-commerce engineering at Williams-Sonoma, Inc. (NYSE: WSM), a consumer retail company that focuses on kitchenware and home furnishings. Prior to joining Williams Sonoma, Inc., Mr. Tatem served in roles focused on engineering and/or product development at various organizations including Linden Lab, a technology company focused developing platforms to create virtual experiences, Fuego Nation, a social networking solutions company, and Picaboo, a company focused on providing custom photos. Mr. Tatem is a 1990 graduate of the University of California, Los Angeles.

Family Relationships

Joseph Furnari, our Chief Executive Officer, and Michael Furnari, our Chief Business Development Officer, are brothers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers have, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Arrangement between Officers and Directors

To our knowledge, there is no arrangement or understanding between any of our officers and any other person, including our directors, pursuant to which the officer was selected to serve as an officer.

Director Independence

The Board periodically reviews relationships that directors have with our company to determine whether the directors are independent. Directors are considered “independent” as long as they do not accept any consulting, advisory or other compensatory fee (other than director fees) from us, are not an affiliated person of our company or our subsidiaries (e.g., an officer or a greater than 10% stockholder) and are independent within the meaning of applicable United States laws, regulations and the Nasdaq Capital Market listing rules. In this latter regard, the Board uses the Nasdaq Marketplace Rules (specifically, Section 5605(a)(2) of such rules) as a benchmark for determining which, if any, of our directors are independent, solely in order to comply with applicable SEC disclosure rules.

Based on the above, the Board considers Grace Mellis, our Chairman, Brooke Skinner Ricketts, Michael Root, and Jayaprakash Vijayan to be “independent” members of our Board.

The following table identifies our independent and non-independent Board and Committee members in accordance with NASDAQ Listing Rule 5605(a)(2):

Name	Independent	Audit	Compensation	Corporate Governance/ Nominating
Joseph Furnari
Grace Mellis	X	X*	X*	X*
Michael Root	X		X
Brooke Skinner Ricketts	X	X	X	X
Jayaprakash Vijayan	X	X

*	Chairman of the committee

Classified Board of Directors

In accordance with the terms of our amended and restated certificate of incorporation and our amended and restated, our Board is divided into three classes. The members of each class serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. The classes are composed as follows:

●	Michael Root is a Class I director, whose term will expire at the 2025 Annual Meeting;
●	Joseph Furnari and Jayaprakash Vijayan are Class II directors, whose term will expire at the annual meeting of stockholders to be held in 2023; and
●	Grace Mellis and Brooke Skinner Ricketts are Class III directors, whose term will expire at the annual meeting of stockholders to be held in 2024.

EXECUTIVE COMPENSATION

The following is a discussion of compensation arrangements of our named executive officers (the “Named Executive Officers”). As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Our Named Executive Officers for the year ended December 31, 2021 include our principal executive officer and the next two most highly compensated executive officers during the year ended December 31, 2021:

●	Joseph Furnari;
●	Brian Allan; and
●	Ken Grimes

Summary Compensation Table

The following table summarizes the compensation of our Named Executive Officers during the years ended December 31, 2021 and 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)	All Other Compensation ($)	Total ($)
Joseph Furnari,	2021	277,500	16,800	586,000	—	—	880,300
Chief Executive Officer	2020	215,000	40,000	181,000	—	—	436,000
Brian Allan,	2021	200,000	8,700	1,085,400	—	—	1,294,100
President	2020	—	—	—	—	—	—
Ken Grimes(3),	2021	197,500	—	586,000	—	—	783,500
Former Chief Technology Officer	2020	185,000	30,000	200,200	—	—	415,200

(1)

Bonuses are reported for the fiscal years in which they are earned, although such bonuses are paid during the following fiscal year. Bonuses earned for the 2021 fiscal year were paid in September 2022. Bonuses earned for the 2020 fiscal year were paid in February 2021.

(2)

The stock award value for fiscal year 2021 represents the aggregate grant date fair value computed in accordance with ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the notes to our financial statements, which are included in our Annual Report on Form 10-K, filed with the SEC on March 15, 2022. These amounts do not necessarily correspond to the actual value that may be recognized by the Named Executive Officers. The value reported for fiscal year 2020 is the fair value of the common shares issued to the individuals indicated in the option swap transaction that occurred during 2020 and is not representative of the stock-based compensation recorded under ASC 718. These amounts do not necessarily correspond to the actual value that may be recognized by the Named Executive Officers.

(3)	Ken Grimes stepped down as our Chief Technology Officer effective May 23, 2022, and remained in a transitional role with the Company until July 15, 2022.

Employment Agreements

Named Executive Officers

Joseph Furnari — Chief Executive Officer, Director

On September 12, 2016, the Company entered into an Employment Agreement with Mr. Joseph Furnari, which may be terminated by the Company at any time, for any reason, with or without cause. Subject to the discretion of the Board, Mr. Furnari is considered for an annual incentive bonus. In addition, the agreement also provided for the grant of 489,025 restricted shares of the Company’s Common Stock under the Company’s 2016 Equity Incentive Plan. On January 9, 2020, the Compensation Committee of the Board approved new base compensation for Mr. Furnari, effective January 1, 2020, in the amount of $215,000 annually. On February 22, 2021, the Compensation Committee of the Board approved new base compensation for Mr. Furnari, effective March 1, 2021, in the amount of $290,000 annually, and approved a stock bonus of 50,000 shares. Also, on February 22, 2021, the Compensation Committee approved a year-end bonus for Mr. Furnari in the amount of $40,000 for fiscal year 2020 performance. In September 2022, the Compensation Committee approved a year-end bonus for Mr. Furnari in the amount of $16,800 for fiscal year 2021 performance.

Brian Allan – President

Mr. Allan’s employment is at will. At the time of his appointment as President Mr. Allan’s base salary was set at the annual rate of $240,000 and agreed to grant to Mr. Allan a certain number of restricted stock units. At the time of appointment Mr. Allan agreed to enter into an agreement that imposes various restrictive covenants on Mr. Allan, with the terms of that agreement to be similar to those entered into by other Company executives.

Ken Grimes – Former Chief Technology Officer

As of December 31, 2021, Mr. Grimes’s was an employee at will. At the time of his appointment as Chief Technology Officer, Mr. Grimes’s base salary was set at the rate of $200,000. At the time of appointment Mr. Grimes agreed to enter into an agreement that imposes various restrictive covenants on Mr. Grimes, with the terms of that agreement to be similar to those entered into by other Company executives. Effective as of May 23, 2022, Mr. Grimes stepped down as our Chief Technology Officer and entered into a transition services agreement (the “Transition Agreement”) pursuant to which Mr. Grimes continued to provide advisory and transitional services to the Company until July 15, 2022 (the “Separation Date”).

Pursuant to the Transition Agreement, and subject to continued compliance with the terms thereof, Mr. Grimes was entitled to the following during the transitional period from May 23, 2022 until July 15, 2022:

●	continued base salary at the annualized rate of $200,000 and benefits at the same, or substantially similar, levels as provided in his role as Chief Technology Officer; and

●

100,000 shares of the Company’s Common Stock, which were issued on August 5, 2022, provided that Mr. Grimes (i) was not earlier terminated for Cause (as defined in the Transition Agreement), (ii) did not breach the terms of the Transition Agreement and (iii) executed a customary Confidential Separation and General Release Agreement on the Separation Date which required him to release all claims he may have had against the Company and reaffirm certain obligations as set forth in the Transition Agreement.

The Transition Agreement contains customary restrictions on any disparagement of the Company by Mr. Grimes and restrictions on Mr. Grimes use of the Company’s confidential information. Pursuant to the Transition Agreement, Mr. Grimes will be subject to customary non-solicitation provisions until the second anniversary of Separation Date.

Outstanding Equity Awards at 2021 Fiscal Year-End

The following table presents information concerning unexercised options and unvested restricted stock awards for each Named Executive Officer outstanding as of December 31, 2021.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Joseph Furnari
Chief Executive Officer	148,570			0.71	04/06/2027
Brian Allan,						34,375(2)	558,000
President
Ken Grimes(1),						9,375(3)	38,040
Former Chief Technology Officer

(1)	Ken Grimes stepped down as our Chief Technology Officer effective May 23, 2022, and remained in a transitional role with the Company until July 15, 2022.
(2)	These restricted stock units vest in equal installments every three months beginning May 18, 2022 until November 18, 2024.
(3)

As of December 31, 2021, these restricted stock units were scheduled to vest as follows: (i) 1,250 shares on January 1, 2022; (ii) 938 shares on February 8, 2022; (iii) 1,250 shares on April 1, 2022; (iv) 937 shares on May 1, 2022; (v) 938 shares on August 1, 2022; (vi) 1,250 shares on July 1, 2022; (vii) 1,250 shares on October 1, 2022; (viii) 1,250 shares on January 23, 2022; (ix) 312 shares on April 1, 2023. Due to his departure from the Company, shares that remained unvested after July 2022 were forfeited.

Director Compensation

The following table sets forth summary information concerning the total compensation delivered to our non-employee directors in 2021 for services to our Company (including equity awards delivered in 2021 intended as compensation for services provided to the Company, and for its benefit since commencing their service with the Company).

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Stock Awards ($)(1)	Total ($)
Grace Mellis	60,000	—	871,955	931,955
Brooke Skinner Ricketts	—	—	596,673	596,673
Michael Root	—	—	539,319	539,319
Jayaprakash Vijayan	—	—	516,387	516,387

(1)         The value of the stock awards represents the aggregate grant date fair value of stock based awards computed in accordance with ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the notes to our financial statements, which are included in our Annual Report on Form 10-K, filed with the SEC on March 15, 2022.

Retirement Plans

We maintain a 401(k) plan for the benefit of our employees, including our named executive officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of shares of our Common Stock as of September 12, 2022 by (i) each person known to beneficially own more than 5% of our outstanding Common Stock, (ii) each of our directors, (iii) each of our named executive officers and (iv) all directors and persons who were our executive officers as of September 12, 2022, as a group. Shares are beneficially owned when an individual has voting and/or investment power over the shares or could obtain voting and/or investment power over the shares within 60 days of September 12, 2022. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws, where applicable. Unless otherwise indicated, the address of each beneficial owner listed below is c/o HyreCar Inc., 915 Wilshire Blvd., Suite 1950, Los Angeles, CA 90017.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Shares Beneficially Owned(1)
Executive officers and directors:
Grace Mellis(2)	324,873	1.10%
Michael Root(3)	142,134	* %
Joseph Furnari(4)	542,177	1.83%
Brooke Skinner Ricketts(5)	231,186	* %
Jayaprakash Vijayan(6)	94,001	* %
Brian Allan(7)	80,750	* %
Ken Grimes(8)	262,938	* %
All Officers and Directors as a group (9 persons)	2,139,216	7.21%

5% or greater holders:
Arctis Global, LLC(9)	3,920,849	13.22%
State Street Corporation (SSgA)(10)	1,620,236	5.46%
The Goldman Sachs Group, Inc.(11)	1,751,211	5.90%

less than 1%

(1)

As of September 12, 2022, there were 29,666,068 shares of our Common Stock were outstanding. Shares of Common Stock currently issuable or issuable within 60 days of September 12, 2022 are deemed to be outstanding in computing the percentage of beneficial ownership of the person holding such securities, but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other person.

(2)

Includes (i) 315,975 shares of Common Stock beneficially held by Ms. Mellis; and (ii) 8,898 shares of Common Stock currently issuable or issuable within 60 days of September 12, 2022 pursuant to restricted stock units held by Ms. Mellis.

(3)

Includes (i) 136,630 shares of Common Stock beneficially held by Mr. Root; and (ii) 5,504 shares of Common Stock currently issuable or issuable within 60 days of September 12, 2022 pursuant to restricted stock units held by Mr. Root.

(4)

Includes (i) 393,607 shares of Common Stock beneficially held by Mr. J. Furnari; and (ii) 148,570 shares of Common Stock currently issuable or issuable within 60 days of September 12, 2022 pursuant to options held by Mr. J. Furnari.

(5)

Includes (i) 225,097 shares of Common Stock beneficially held by Ms. Skinner Ricketts; and (ii) 6,089 shares of Common Stock currently issuable or issuable within 60 days of September 12, 2022 pursuant to restricted stock units held by Ms. Skinner Ricketts.

(6)

Includes (i) 88,731 shares of Common Stock beneficially held by Mr. Vijayan; and (ii) 5,270 shares of Common Stock currently issuable or issuable within 60 days of September 12, 2022 pursuant to restricted stock units held by Mr. Vijayan.

(7)	Includes 80,750 shares of Common Stock beneficially held by Mr. Allan.
(8)

Ken Grimes stepped down as our Chief Technology Officer effective May 23, 2022, and remained in a transitional role with the Company until July 15, 2022. After his departure, the unvested restricted stock units held by Mr. Grimes were forfeited.

(9)

Based on the amendment to Schedule 13G filed by Arctis Global, LLC with the SEC on December 6, 2021, plus shares issued to an affiliate of Arctis Global, LLC pursuant to the PIPE Agreement. The address for Arctis Global, LLC is AM Towers, 7th Floor, 207 Calle de Parque, San Juan, PR 00912-3242.

(10)

Solely based on the Schedule 13G filed by State Street Corporation and SSGA Funds Management, Inc. with the SEC on February 11, 2022. The address for State Street Corporation and SSGA Funds Management is State Street Financial Center, 1 Lincoln Street, Boston, MA 02111.

(11)

Solely based on the Schedule 13G filed by The Goldman Sachs Group, Inc. with respect to various of its operating units with the SEC on January 31, 2022. The address for Goldman Sachs Group, Inc. is 200 West Street, New York, NY 10282.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following includes a summary of transactions since January 1, 2019 and any currently proposed transactions, to which we were or are to be a participant, in which (i) the amount involved exceeded or will exceed $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years; and (ii) any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described above in the section titled “Executive Compensation.”

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that we would pay or receive, as applicable, in arm’s-length transactions.

PIPE Transaction

On September 7, 2022, we sold an aggregate of 5,789,716 shares of our Common Stock pursuant to the PIPE Agreement to an entity affiliated with Arctis Global, LLC, a beneficial owner of more than 5% of our capital stock, and the other selling stockholders. The shares sold pursuant to the PIPE Agreement were sold at a purchase price of $0.8636, which was the average closing price of our Common Stock as reported on Nasdaq for the five trading days immediately prior to the signing of the PIPE Agreement. We received total proceeds of approximately $5 million, of which approximately $1 million was paid by an entity affiliated with Arctis Global, LLC to purchase 1,157,943 shares of our common stock. At the time of issuance, the shares issued pursuant to the PIPE Agreement were not registered under the Securities Act.

Pursuant to the PIPE Agreement, the Company also agreed to provide the entity affiliated with Arctis Global, LLC and the other Purchasers with certain registration rights which requires the Company to prepare and file a registration statement covering the resale of the shares issued under the PIPE Agreement by the selling stockholders (the “Resale Registration Statement”), with the SEC within 15 business days of the closing of the issuance of the shares of common stock to the selling stockholders. The registration statement of which this prospectus forms a part is intended to satisfy this obligation.

Promissory Notes

On August 15, 2022, the Company issued the Promissory Notes to each of Joseph Furnari, the Company’s Chief Executive Officer, and Michael Furnari, the Company’s Chief Business Development Officer. Pursuant to the respective Promissory Notes, Joseph Furnari and Michael Furnari agreed to loan the Company $200,000 and $300,000, respectively, on the date that certain closing conditions are satisfied. The Promissory Notes will accrue interest at a rate of 7% per year on the outstanding principal amounts. Any unpaid principal amounts and accrued interest under the Promissory Notes will be payable in full one year from the date such amounts are loaned, which has not yet occurred. As of the date of this prospectus, no interest or principal has yet been paid.

At the discretion of the Company’s Board of Directors, the aggregate unpaid principal amounts, and any unpaid accrued interest, may be convertible into shares of the Common Stock, at a conversion price that is equal to the last reported closing price of our Common Stock on the Nasdaq Capital Market.

Review, Approval or Ratification of Transactions with Related Parties

Our Board reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. The material facts as to the related party’s relationship or interest in the transaction are disclosed to our Board prior to their consideration of such transaction, and the transaction is not considered approved by our Board unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

Additionally, we adopted a written related party transactions policy that such transactions must be approved by our audit committee or another independent body of our Board.

DESCRIPTION OF SECURITIES

The following summary of the material terms of the Company’s securities is not intended to be a complete summary of the rights and preferences of such securities. You are encouraged to read the applicable provisions of the DGCL, the Amended and Restated Charter and Bylaws in their entirety for a complete description of the rights and preferences of the Company’s securities.

As of the date of this prospectus, our authorized capital stock consisted of 50,000,000 shares of Common Stock, $0.00001 par value per share, and 15,000,000 shares of preferred stock, $0.00001 par value per share. Our Board may establish the rights and preferences of the preferred stock from time to time. As of September 12, 2022, there were 29,666,068 shares of our Common Stock issued and outstanding and no shares of our preferred stock issued and outstanding.

Common Stock

We are authorized to issue up to a total of 50,000,000 shares of Common Stock, par value $0.00001 per share. Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Holders of our Common Stock have no cumulative voting rights. All shares of Common Stock offered hereby will, when issued, be fully paid and nonassessable, including shares of Common Stock issued upon the exercise of Common Stock warrants or subscription rights, if any.

Further, holders of our Common Stock have no preemptive or conversion rights or other subscription rights. Upon our liquidation, dissolution or winding- up, holders of our Common Stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any of our outstanding shares of preferred stock. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of our assets which are legally available. Such dividends, if any, are payable in cash, in property or in shares of capital stock.

The holders of a majority of the shares of our capital stock, represented in person or by proxy, are necessary to constitute a quorum for the transaction of business at any meeting. If a quorum is present, an action by stockholders entitled to vote on a matter is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, with the exception of the election of directors, which requires a plurality of the votes cast.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 15,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. Our board of directors, without stockholder approval, can issue convertible preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock.

Series A Convertible Non-Voting Preferred Stock

On September 2, 2022 (the “Filing Date”), the Company filed the Certificate of Designations of Preferences, Rights and Limitations of the Series A Convertible Non-Voting Preferred Stock (the “Certificate of Designations”) with the Secretary of State of the State of Delaware. The Certificate of Designations provides for the designation of 1,500,000 shares of the Company’s preferred stock, par value $0.00001 per share, as Series A Convertible Non-Voting Preferred Stock (“Series A Convertible Non-Voting Preferred Stock”), which is to be issued solely in the event and to the extent that Warrant 1 exceeds the Share Cap (as such terms are defined below). As described in the Certificate of Designations, the shares of Series A Convertible Non-Voting Preferred Stock have no voting rights.

As to dividend rights and distributions declared by the Company’s Board of Directors, the shares of Series A Convertible Non-Voting Preferred Stock rank (i) senior to any class or series of capital stock of the Company created after the Filing Date specifically ranking by its terms junior to the Series A Convertible Non-Voting Preferred Stock (“Junior Securities”), (ii) on par with any class or series of capital stock of the Company created after the Filing Date specifically ranking by its terms on par with the Series A Convertible Non-Voting Preferred Stock (“Parity Securities”), (iii) junior to any class or series of capital stock of the Company created after the Filing Date specifically ranking by its terms senior to the Series A Convertible Non-Voting Preferred Stock (“Senior Securities”), and (iv) senior to the Common Stock. As to distributions of assets upon liquidation, dissolution or winding up of the Company, the shares of Series A Convertible Non-Voting Preferred Stock rank (i) senior to any class or series of Junior Securities, (ii) on par with any class or series of Parity Securities, (iii) junior to any class or series of Senior Securities, and (iv) on par with the Common Stock.

Each share of Series A Convertible Non-Voting Preferred Stock is convertible at any time at the holder’s option into such number of fully paid and non-assessable shares of Common Stock as determined by multiplying one share of Series A Convertible Non-Voting Preferred Stock by the Series A Conversion Rate in effect at the time of conversion. The “Series A Conversion Rate” is initially 1.0, but is subject to adjustment for stock splits and combinations, as specified in the Certificate of Designations. The Certificate of Designations further provides that the Company will not effect any conversion of the shares of Series A Convertible Non-Voting Preferred Stock in certain circumstances as detailed in the Certificate of Designations.

Additionally, the Series A Convertible Non-Voting Preferred Stock will automatically convert, without further action by a holder, in the event such holder, directly or indirectly, transfers such shares to a person other than the holder or an affiliate of such holder.

Warrants

On September 2, 2022, in connection with the Indenture Supplement, we issued a warrant (“Warrant 1”) to a certain accredited investor, which may be exercised to purchase up to an aggregate of 2,680,179 shares of our Common Stock, at a per share exercise price equal to $1.02. Warrant 1 was immediately exercisable for 1,340,090 shares of our Common Stock, and the remaining shares will vest according to certain vesting criteria. If Warrant 1 would cause its holder or its affiliates to own five percent (5%) or more of the outstanding shares of the voting stock of the Company (the “Share Cap”), Warrant 1 shall be exercisable for the number of shares of Common Stock not to exceed the Share Cap with the remainder exercisable for our Series A Convertible Non-Voting Preferred Stock. Pursuant to Warrant 1, the determination of whether this Share Cap shall apply to reduce the number of voting shares for which Warrant 1 may be exercised is in the sole discretion of the holder of such Warrant 1.

On September 2, 2022, also in connection with the Indenture Supplement, and as described elsewhere in this prospectus, the Company issued another warrant (“Warrant 2”) which may be exercised to purchase up to an aggregate of 541,451 shares of our Common Stock, at a per share exercise price equal to $1.02. Warrant 2 was immediately exercisable for 270,726 shares of our Common Stock, and the remaining shares will vest according to certain vesting criteria. Warrant 1 and Warrant 2 are collectively referred to as the “Warrants.”

Notes

As described above, on August 15, 2022, the Company issued the Promissory Notes to certain executive officers of the Company, in the aggregate principal amount of $500,000. The Promissory Notes will accrue interest at a rate of 7% per year on the outstanding principal amounts. Any unpaid principal amounts and accrued interest under the Promissory Notes will be payable in full one year from the date such amounts are loaned, which has not yet occurred.

At the discretion of the Company’s Board of Directors, the aggregate unpaid principal amounts, and any unpaid accrued interest, may be convertible into shares of the Common Stock, at a conversion price that is equal to the last reported closing price of our Common Stock on Nasdaq.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our Common Stock for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our Common Stock will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant.

Registration Rights

Pursuant to the PIPE Agreement, the selling stockholders have been granted certain registration rights related to the shares of our Common Stock acquired by them under the PIPE Agreement (collectively, the “Registrable Securities”). Under the PIPE Agreement, we are obligated to prepare and file the Resale Registration Statement covering the resale of the Registrable Securities by the selling stockholders with the SEC within 15 business days of the closing of the issuance of the Registrable Securities. Such closing occurred on September 7, 2022. The registration statement of which this prospectus forms a part is intended to satisfy this obligation.

Pursuant to the Registration Rights Agreement, Lincoln Park was granted certain registration rights related to the shares of Common Stock that have been or may be issued to Lincoln Park under the Purchase Agreement (collectively, the “LP Registrable Securities”). Under the Registration Rights Agreement, we are obligated to prepare and file a registration statement covering the resale of the LP Registrable Securities by Lincoln Park with the SEC within 30 business days of entering into the Registration Rights Agreement. We filed such registration statement covering the resale of the LP Registrable Securities on September 20, 2022 and declared effective on September 30, 2022.

Pursuant to the provisions of the Warrants, which were issued to certain accredited investors on September 2, 2022, we agreed to provide certain registration rights to such accredited investors with respect to the Warrants and the shares of Common Stock issuable upon exercise of the Warrants (the “Warrant Registrable Securities”). We filed such registration statement covering the resale of the Warrant Registrable Securities on September 20, 2022 and declared effective on September 30, 2022.

Anti-Takeover Effects of Provisions of Our Charter Documents

Our certificate of incorporation provides for our board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions. Our certificate of incorporation provides that directors may be removed with cause by the affirmative vote of the holders of a majority of the voting power of all of our outstanding stock or without cause by the affirmative vote of the holders of at least 66 and 2/3% of the voting power of all of our outstanding stock.

Our certificate of incorporation provides that certain amendments of our certificate of incorporation and amendments by our stockholders of our bylaws require the approval of at least 66 and 2/3% of the voting power of all of our outstanding stock. These provisions could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could delay changes in management.

Our certificate of incorporation also provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or DGCL, our certificate of incorporation or our bylaws or any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein and the claim not being one which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or for which the Court of Chancery does not have subject matter jurisdiction. This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. This forum selection provision may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder at the time of giving notice and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the notice requirements of our bylaws in all respects. The bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of our stockholders. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Our bylaws provide that a special meeting of our stockholders may be called only by our Secretary and at the direction of our board of directors by resolution adopted by a majority of our board of directors. Because our stockholders do not have the right to call a special meeting, a stockholder could not force stockholder consideration of a proposal over the opposition of our board of directors by calling a special meeting of stockholders prior to such time as a majority of our board of directors, the chairperson of our board of directors, the president or the chief executive officer believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace our board of directors also could be delayed until the next annual meeting.

Our bylaws do not allow our stockholders to act by written consent without a meeting. Without the availability of stockholder action by written consent, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholders’ meeting.

Anti-Takeover Effects of Delaware Law

We are subject to the provisions of Section 203 of the DGCL, or Section 203. Under Section 203, we would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that this stockholder became an interested stockholder unless:

●	prior to this time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●

at or subsequent to such time, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 and 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a “business combination” includes:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to limited exceptions;

●

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

We are governed by the DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

Our amended and restated bylaws authorize the indemnification of our officers and directors, consistent with Section 145 of the DGCL.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We also maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

Listing

Our Common Stock is listed on The Nasdaq Capital Market under the trading symbol “HYRE.”

Transfer Agent and Registrar

Our Transfer Agent and Registrar is VStock Transfer, LLC whose address is 18 Lafayette Place, Woodmere, NY 11598.

SELLING STOCKHOLDERS

This prospectus relates to the possible offer and resale by the selling stockholders of up to 5,789,716 shares of our Common Stock. We are filing the registration statement of which this prospectus forms a part pursuant to the provisions of the PIPE Agreement, in which we agreed to provide certain registration rights to the selling stockholders with respect to the Registrable Securities.

The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the Common Stock being registered hereunder. The selling stockholders may sell some, all or none of the Common Stock. We do not know how long the selling stockholders will hold the shares of Common Stock before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares of Common Stock.

The following table presents information regarding the selling stockholders and their respective holdings of the Common Stock that they may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by the selling stockholders, and reflects each selling stockholders’ holdings as of September 12, 2022. Beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act and Rule 13d-3 thereunder. We have based percentage ownership prior to this offering on 29,666,068 outstanding shares of our Common Stock as of September 12, 2022. Although we cannot advise you as to whether the selling stockholders will in fact sell any or all of the Common Stock, for purposes of this table, we have assumed that the selling stockholders will have sold all of the Common Stock covered by this prospectus. Unless otherwise indicated, the address of each beneficial owner listed below is c/o HyreCar Inc., 915 Wilshire Blvd., Suite 1950, Los Angeles, CA 90017.

	Shares of Common Stock
Name of Selling stockholder	Number Beneficially Owned Prior to Offering	Percent Beneficially Owned Prior to the Offering	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percent Owned After Offering
Arctis Global Master Fund Limited(1)	3,920,849	13.22%	1,157,943	2,762,906	9.31%
Kenneth C. Ambrecht II	1,578,035	5.32%	1,447,429	74,349	*
Walleye Opportunities Master Fund Ltd.(2)	1,447,429	4.88%	1,447,429	0	0%
Altium Growth Fund, L.P.(3)	1,736,915	5.85%	1,736,915	0	0%

*Less than 1%

(1)	Arctis Global, LLC is deemed to be a beneficial owner of all of the shares of Common Stock owned by Arctis Global Master Fund Limited. The address for Arctis Global Master Fund Limited is AM Towers, 7th Floor, 207 Calle de Parque, San Juan, PR 00912-3242.

(2)	Walleye Capital LLC is deemed to be a beneficial owner of all of the shares of Common Stock owned by Walleye Opportunities Master Fund Ltd. The address for Walleye Capital LLC and U.S. address for Walleye Opportunities Master Fund Ltd. is 2800 Niagara Lane North, Plymouth, MN 55447.

(3)	Altium Capital Management, LP, the investment manager of Altium Growth Fund, LP, has voting and investment power over these securities. Jacob Gottlieb is the managing member of Altium Capital Growth GP, LLC, which is the general partner of Altium Growth Fund, LP. Each of Altium Growth Fund, LP and Jacob Gottlieb disclaims beneficial ownership over these securities. The principal address of Altium Capital Management, LP is 152 West 57th Street, 20th Floor, New York, NY 10019.

Material Relationships with Selling stockholders

None of the selling stockholders nor any of their affiliates has held a position or office, or had any other material relationship, with us or any of our predecessors or affiliates.

PLAN OF DISTRIBUTION

We are registering for resale by the selling stockholders and certain transferees a total of 5,789,716 shares of Common Stock, all of which are issued and outstanding. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock. If the shares of Common Stock are sold through broker-dealers or agents, the selling stockholder will be responsible for any compensation to such broker-dealers or agents.

The selling stockholders may pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to tie pursuant to this prospectus.

The selling stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders will sell their shares of Common Stock subject to the following:

●

all or a portion of the shares of Common Stock beneficially owned by the selling stockholders or their perspective pledgees, donees, transferees or successors in interest, may be sold on the OTC Bulletin Board Market, any national securities exchange or quotation service on which the shares of our Common Stock may be listed or quoted at the time of sale, in the over-the counter market, in privately negotiated transactions, through the writing of options, whether such options are listed on an options exchange or otherwise, short sales or in a combination of such transactions;

●	each sale may be made at market price prevailing at the time of such sale, at negotiated prices, at fixed prices or at carrying prices determined at the time of sale;

●

some or all of the shares of Common Stock may be sold through one or more broker-dealers or agents and may involve crosses, block transactions or hedging transactions. The selling stockholders may enter into hedging transactions with broker-dealers or agents, which may in turn engage in short sales of the Common Stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of Common Stock short and deliver shares of common stock to close out short positions or loan or pledge shares of Common Stock to broker-dealers or agents that in turn may sell such shares; and

●

in connection with such sales through one or more broker-dealers or agents, such broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and may receive commissions from the purchasers of the shares of Common Stock for whom they act as broker-dealer or agent or to whom they sell as principal (which discounts, concessions or commissions as to particular broker-dealers or agents may be in excess of those customary in the types of transaction involved). Any broker-dealer or agent participating in any such sale may be deemed to be an “underwriter” within the meaning of the Securities Act and will be required to deliver a copy of this prospectus to any person who purchases any share of Common Stock from or through such broker-dealer or agent. We have been advised that, as of the date hereof, none of the selling stockholders have made any arrangements with any broker-dealer or agent for the sale of their shares of
Common Stock.

The selling stockholder and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profits realized by the selling stockholders and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any shares of Common Stock covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. A selling stockholder may also transfer, devise or gift the shares of Common Stock by other means not covered in this prospectus in which case the transferee, devisee or giftee will be the selling stockholder under this prospectus.

If required at the time a particular offering of the shares of Common Stock is made, a prospectus supplement or, if appropriate, a post-effective amendment to the shelf registration statements of which this prospectus is a part, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-deals or agents, any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling stockholder will sell any or all of the shares of Common Stock registered pursuant to the registration statement of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will bear all expenses of the registration of the shares of Common Stock including, without limitation, SEC filing fees and expenses of compliance with the state securities of “blue sky” laws. The selling stockholders will pay all underwriting discounts and selling commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the selling stockholders, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement or the selling stockholder will be entitled to contribution. We will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholders for use in this prospectus, in accordance with the related securities purchase agreement or will be entitled to contribution. Once sold under this shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

This offering will terminate on the date that all of the shares of Common Stock offered by this prospectus have been sold by the selling stockholders.

Our Common Stock is quoted on the Nasdaq Capital Market under the symbol “HYRE”.

LEGAL MATTERS

The legal validity of the securities offered by this prospectus will be passed upon for us by Polsinelli PC, Los Angeles, California.

EXPERTS

The audited financial statements for the fiscal years ended December 31, 2021, and December 31, 2020, and for the years then ended, appearing in this prospectus and the registration statement, have been audited by dbbmckennon, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference much of the information we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference herein have been modified or superseded. We hereby incorporate by reference into this prospectus the following documents that have been previously filed with the SEC:

1.	our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 15, 2022;

2.	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 16, 2022;

3.	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 15, 2022;

4.

our Current Reports on Form 8-K, filed with the SEC on February 2, 2022, May 25, 2022, June 21, 2022, June 24, 2022, August 2, 2022, August 17, 2022, September 7, 2022, September 19, 2022 and September 21, 2022, to the extent the information in such reports is filed and not furnished;

5.	our Definitive Proxy Statement on Schedule 14A filed with the SEC on May 2, 2022; and

6.

the description of our Common Stock set forth in our registration statement on Form 8-A filed with the SEC on June 26, 2018, including any amendments thereto or reports filed for the purposes of updating such description.

We also incorporate by reference all documents (other than Current Reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that are subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act prior to the termination of the offering of the Securities made by this prospectus (including documents filed after the date of the initial Registration Statement of which this prospectus is a part and prior to the effectiveness of the Registration Statement). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as proxy statements.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, including exhibits that are specifically incorporated by reference into such documents. You may request any such documents by writing or telephoning us at:

HyreCar Inc.

915 Wilshire Boulevard, Suite 1950

Los Angeles, California 90017

(888) 688-6769

You may also view the documents that we file with the SEC and incorporate by reference in this prospectus on our corporate website at www.hyrecar.com. The information on our website is not incorporated by reference and is not a part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 we filed with the SEC and does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You should rely only on information contained in this prospectus or incorporated by reference herein. We have not authorized any person to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities offered by this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at the SEC’s website at http://www.sec.gov.

Our SEC filings are also available on our website at www.hyrecar.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus or incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. We have included our website address as an inactive textual reference only.

5,789,716 Shares of Common Stock

HyreCar Inc.

Common Stock

Prospectus

October 6, 2022